UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on leniency agreement

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Rio de Janeiro, June 26, 2020 –  Petróleo Brasileiro S.A. – Petrobras announces that, following  up to the release disclosed on July 25, 2019, it has received R$ 265 million related to the second installment of the leniency agreement executed by Technip Brasil and Flexibras (companies of the Technip Group). This payment arises from the damages suffered by Petrobras’ within the scope of Operation Car Wash.

The leniency agreements was entered into with the Federal Prosecutor’s Office, the Government Accountability Office, the Federal Attorney General and the Department of Justice of the United States of America in June 2019. In July 2019, Petrobras received the first installment of the agreement, in the amount of R$ 313 million which, summed with the second installment, totals approximately R$ 578 million in funds received.

The total funds retuned to the Company, as a result of collaboration, leniency and repatriation agreements, exceeds R$ 4.5 billion. In the last 12 months, the Company recovered R$ 1.2 billion.

Petrobras reaffirms its commitment to take applicable actions, seeking the appropriate compensation for damages resulting from unlawful acts committed against the Company. Petrobras is co-plaintiff with the Federal Prosecutor’s Office and the Federal Government in 18 pending administrative misconduct actions, in addition to being an assistant prosecutor in 70 criminal cases related to illegal acts investigated by Operation Car Wash.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer